UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K/A
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2015
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Fiscal 2016 Second Quarter Results
2	BlackBerry Supplemental Financial Information

BlackBerry is furnishing this Amendment No. 1 to its Report on 6-K previously furnished on September 25, 2015 and the press release attached as Document 1 and the supplemental financial information attached as Document 2 hereto solely to attach the final version of the press release, correcting the prior inadvertent submission of a draft version. The changes in the final version of the press release relate solely to disclosure of the name of the Company’s planned Android device, Priv.

Document 1

September 25, 2015
FOR IMMEDIATE RELEASE
BlackBerry Reports Fiscal 2016 Second Quarter Results
Q2 results show continued progress in key financial metrics including software growth, EBITDA and free cash flow
Waterloo, Ontario  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months ended August 29, 2015 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q2 Highlights:

•	Non-GAAP software and services revenue of $74 million, a 19% increase over Q2 FY15 driven by 33% growth in software licensing revenue

•	Positive free cash flow of $100 million in the quarter

•	Cash and investments balance of $3.35 billion at the end of the fiscal quarter, an increase of $37 million over Q1 FY16 after using $47 million on share repurchases

•	Non-GAAP loss of ($0.13) per share, basic GAAP earnings of $0.10 per share

•	Non-GAAP operating loss of ($84) million, with GAAP operating income of $33 million

•	Non-GAAP gross margin of 40.9% and GAAP gross margin of 37.8%

•	Adjusted EBITDA of $68 million

•	After the close of the quarter, BlackBerry closed the acquisition of AtHoc and announced an agreement to acquire Good Technology

•	Today, the company also confirmed plans to launch a flagship handheld device that will run on the Android operating system with BlackBerry security
Q2 Results
Non-GAAP revenue for the second quarter of fiscal 2016 was $491 million with GAAP revenue of $490 million. GAAP revenue reflects a purchase accounting write down of deferred revenue associated with the acquisition of WatchDox. The revenue breakdown for the quarter was approximately 15% for software and services, 41% for hardware, and 43% for service access fees (SAF).  BlackBerry had 2,400 enterprise customer wins in the quarter. Approximately 60% of the licenses associated with these deals are cross-platform. During the second quarter, the Company recognized hardware revenue on over 800,000 BlackBerry smartphones with an ASP of approximately $240.
Non-GAAP loss for the second quarter was ($66) million, or ($0.13) per share. GAAP basic net income for the quarter was $51 million, or $0.10 per basic share. Basic GAAP net income includes the aforementioned purchase accounting impact on GAAP revenue, a non-cash credit associated with the change in the fair value of the debentures of $228 million (the “Q2 Fiscal 2016 Debentures Fair Value Adjustment”), pre-tax charges of $85 million related to restructuring, stock compensation of $14 million and amortization of acquired intangibles of $11 million. The impact of these adjustments on GAAP net income and earnings per share is summarized in a table below.
Total cash, cash equivalents, short-term and long-term investments was $3.35 billion as of August 29, 2015. The cash balance increased $37 million in the second quarter. The company repurchased 6 million shares during the quarter for a total of $47 million. Excluding $1.25 billion in the face value of our debt, the net cash balance at the end of the quarter was $2.1 billion. Purchase orders with contract manufacturers totaled approximately $248 million at the end of the second quarter, compared to $238 million at the end of the first quarter and down from $344 million in the year ago quarter . Excluding the impact of foreign exchange rates, operating cash flow was $110 million with free cash flow (operating cash flow minus capital expenditures) of $100 million.

“I am confident in our strategy and continued progress, highlighted by our fourth consecutive quarter of year-over-year double digit growth in software licensing revenue and sixth consecutive quarter of positive free cash flow,” said Executive Chairman and Chief Executive Officer John Chen. “In order to expand our leadership in cross-platform software and services, we are investing strategically - organically through new products and services based on the BES platform, and through acquisitions like AtHoc and Good.”
“At the same time, we are focused on making faster progress to achieve profitability in our handset business. Today, I am confirming our plans to launch Priv, an Android device named after BlackBerry's heritage and core mission of protecting our customers' privacy. Priv combines the best of BlackBerry security and productivity with the expansive mobile application ecosystem available on the Android platform,” continued Mr. Chen.
“From these initiatives, we anticipate modest sequential revenue growth in each of the remaining quarters of fiscal 2016”
Expanding Leadership in Mobile Cross-Platform Software and Services
Acquisitions of Good Technology and AtHoc
On September 4, BlackBerry announced it had entered into a definitive agreement to acquire Good Technology for $425 million in cash. The acquisition is aligned with BlackBerry’s strategy to offer customers the most complete, end-to-end solution that secures the entire mobile enterprise, across all platforms. The acquisition will further build on BlackBerry’s strong leadership in Enterprise Mobility Management (EMM) value-added services. Good will bring complementary capabilities and technologies to BlackBerry, including secure application management and containerization that protects end user privacy - with the majority of its activations from iOS devices. This experience combined with BlackBerry’s strength in BlackBerry 10 and Android management will provide customers with increased choice for securely deploying any leading operating system in their organization.
The transaction is expected to close toward the end of the company’s 2016 fiscal third quarter and is subject to customary closing conditions, including regulatory approvals.
On September 22, BlackBerry closed its acquisition of AtHoc, a leading provider of secure, networked crisis communications for $250 million in cash. AtHoc’s platform alerts any device - including iOS, Android, PC and Mac desktops, digital displays, radios, IP phones, and endpoints such as sirens, fire panels and speakers - helping organizations and people to connect and share information in times of crisis. The acquisition is well aligned with BlackBerry’s strength in government and public sector, and AtHoc will become a key component of the company’s Internet of Things (IoT) platform. The leading provider to the U.S. Departments of Defense (DoD) and Homeland Security, AtHoc also supports public and private enterprises across the world, including healthcare providers and industrial facilities. The AtHoc platform will integrate with BBM and BlackBerry’s enterprise portfolio and trusted global network to offer customers new capabilities for safety, security and mission-critical business communication.
Handheld Device Roadmap
Today, BlackBerry is announcing two new additions to its handheld device roadmap.
First, the company will launch a flagship slider device, Priv, which that will run on the Android operating system, bringing together the best of BlackBerry security and productivity with the expansive mobile application ecosystem available on the Android platform. In combination with BlackBerry’s efforts to support Android for Work on the BES12 platform, the new device will offer best in class security for enterprise customers. BlackBerry expects the device to be available late in the calendar year in major markets in-store and online, and will release further details in the coming weeks. While the new device will provide a choice in OS to new and existing customers, the company remains committed to the BlackBerry 10 operating system, which enables industry-leading security and productivity benefits.
Second, the company will continue to develop and enhance the BlackBerry 10 operating system and is confirming plans to release platform updates focused on security and privacy enhancements, with version 10.3.3 scheduled to be available in March 2016.
Outlook
The company anticipates modest sequential growth in total revenue in each of the remaining quarters of fiscal 2016.

The company continues to anticipate positive free cash flow. The company targets sustainable non-GAAP profitability in the fiscal 2016 fourth quarter.

Reconciliation of GAAP gross margin, gross margin percentage, income before income taxes, net income and earnings per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share:
(United States dollars, in millions except per share data)

Q2 Fiscal 2016 Non-GAAP Adjustments		For the three months ended August 29, 2015 (in millions)
	Income statement location	Gross margin (before taxes)(1)	Gross margin % (before taxes)(1)	Income (loss) before income taxes	Net income (loss )	Basic earnings (loss) per share
As reported		$185	37.8%	$21	$51	$0.10
Debentures Fair Value Adjustment (2)	Debentures fair value adjustment	—	—%	(228)	(228)
RAP Charges (3)	Cost of sales	14	2.9%	14	14
RAP Charges (3)	Research and development	—	—%	14	14
RAP Charges (3)	Selling, marketing and administration	—	—%	51	51
CORE Program Charges (4)	Selling, marketing and administration	—	—%	6	6
Software deferred revenue acquired (5)	Revenue	1	0.1%	1	1
Stock compensation expense (6)	Cost of sales	1	0.1%	1	1
Stock compensation expense (6)	Research and development	—	—%	4	4
Stock compensation expense (6)	Selling, marketing and administration	—	—%	9	9
Acquired intangibles amortization (7)	Amortization	—	—%	11	11
Adjusted		$201	40.9%	$(96)	$(66)	$(0.13)
Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss before income taxes, non-GAAP net loss and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the second quarter of fiscal 2016, the Company reported GAAP gross margin of $185 million or 37.8% of revenue.  Excluding the impact of the resource alignment program (RAP) charges and stock compensation expense included in cost of sales, along with software deferred revenue acquired included in revenue, the non-GAAP gross margin was $201 million, or 40.9% of revenue.

(2)
During the second quarter of fiscal 2016, the Company recorded the Q2 Fiscal 2016 Debentures Fair Value Adjustment of $228 million. The adjustment was presented on a separate line in the Consolidated Statements of Operations

(3)
During the second quarter of fiscal 2016, the Company incurred charges related to the RAP of $79 million pre-tax and after tax, of which $14 million were included in cost of sales, $14 million were included in research and development and $51 million were included in selling, marketing, and administration expenses.

(4)	During the second quarter of fiscal 2016, the Company incurred charges related to the CORE program of $6 million, which were included in selling, marketing, and administration expenses.

(5)
During the second quarter of fiscal 2016, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $1 million, which were included in revenue.

(6)
During the second quarter of fiscal 2016, the Company recorded stock compensation expense of $14 million, of which $1 million were included in cost of sales, $4 million were included in research and development, and $9 million were included in selling, marketing, and administration expenses.

(7)	During the second quarter of fiscal 2016, the Company recorded amortization of intangible assets acquired through business combinations of $11 million, which were included in amortization expense.
Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	August 29, 2015		May 30, 2015		February 28, 2015		November 29, 2014		August 30, 2014
North America	$176	36.0%	$285	43.3%	$205	31.0%	$213	26.9%	$297	32.4%
Europe, Middle East and Africa	202	41.2%	245	37.2%	283	42.9%	366	46.1%	368	40.2%
Latin America	33	6.7%	42	6.4%	60	9.1%	84	10.6%	111	12.1%
Asia Pacific	79	16.1%	86	13.1%	112	17.0%	130	16.4%	140	15.3%
Total	$490	100.0%	$658	100.0%	$660	100.0%	$793	100.0%	$916	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-428-9507 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 3790672# or by clicking the link above. This replay will be available until 10 am ET October 11th, 2015.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s ability to reach sustainable non-GAAP profitability by the end of fiscal 2016 and expectations regarding its cash flow and revenue trend; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives; BlackBerry’s expectations regarding the release of its Android device; anticipated demand for, and the timing of, new product and service offerings, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES10, BES12, BlackBerry 10 smartphones, services related to BBM and the BlackBerry IoT Platform; BlackBerry’s expectations regarding revenue to be generated by its recent acquisitions; BlackBerry’s expectations regarding the generation of revenue from its software, services and other technologies; BlackBerry’s expectations regarding hardware revenue for the next quarter; BlackBerry’s expectations regarding its overall revenue for the remainder of fiscal 2016; BlackBerry’s expected benefits from its plans to reallocate resources through its resource alignment program; BlackBerry’s anticipated levels of decline in service revenue in the third quarter of fiscal 2016; BlackBerry’s expectations for gross margin for the next quarter; BlackBerry’s expectations for earnings per share; BlackBerry’s expectations regarding its common share repurchase program; BlackBerry's expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and BlackBerry’s estimates of purchase obligations and other contractual commitments.
The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are relevant. Many factors could cause BlackBerry’s actual results or performance to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy BlackBerry 10 smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in BlackBerry’s service access fees; BlackBerry’s ability to successfully launch a device on the Android platform that is positively differentiated from competing products, and to receive broad market acceptance for the device without eroding BlackBerry’s brand identity or impairing the economic viability of the BlackBerry 10 platform; risks related to the recent acquisitions made by BlackBerry, including its ability to integrate and manage the acquired businesses, personnel, and products with those of BlackBerry and the challenges in achieving strategic objectives, revenue generation, cost savings and other benefits from those acquisitions; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s ability to maintain its existing relationships with its carrier partners and distributors; security risks; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; dependence on BlackBerry’s ability to attract new personnel and retain key personnel; BlackBerry’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to BlackBerry changing manufacturers or reducing the number of manufacturers or suppliers it uses; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to maintain or increase its liquidity and service its debt and sustaining recent cost reductions; BlackBerry’s ability to address inventory and asset risk and the potential for additional charges related to its inventory and long-lived assets; risks related to BlackBerry’s significant indebtedness; risks related to acquisitions, divestitures, investments and other business initiatives; risks related to foreign operations, including fluctuations in foreign currencies, and collecting accounts receivables in jurisdictions with foreign currency controls; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; BlackBerry’s ability to supplement and manage its BlackBerry World applications catalogue; reliance on strategic alliances and relationships with third-party network infrastructure developers; potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; risks related to the collection, storage, transmission, use and disclosure of user and personal information; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices; risks related to government regulations, including regulations relating to encryption technology; costs and other burdens associated with recently adopted regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; risks related to tax liabilities; risks related to economic and geopolitical conditions; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). Readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 29, 2015	May 30, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Revenue	$490	$658	$916	$1,148	$1,882
Cost of sales
Cost of sales	301	329	491	630	993
Inventory write-down	4	21	7	25	30
Supply commitment charges	—	(2)	(7)	(2)	(17)
	305	348	491	653	1,006
Gross margin	185	310	425	495	876
Gross margin %	37.8%	47.1%	46.4%	43.1%	46.5%
Operating expenses
Research and development	122	139	186	261	423
Selling, marketing and administration	191	174	195	365	595
Amortization	67	65	75	132	156
Debentures fair value adjustment	(228)	(157)	167	(385)	(120)
	152	221	623	373	1,054
Operating income (loss)	33	89	(198)	122	(178)
Investment loss, net	(12)	(16)	(20)	(28)	(46)
Income (loss) before income taxes	21	73	(218)	94	(224)
Provision for (recovery of) income taxes	(30)	5	(11)	(25)	(40)
Net income (loss)	$51	$68	$(207)	$119	$(184)
Earnings (loss) per share
Basic	$0.10	$0.13	$(0.39)	$0.23	$(0.35)
Diluted	$(0.24)	$(0.10)	$(0.39)	$(0.34)	$(0.41)

Weighted-average number of common shares outstanding (000’s)
Basic	526,314	529,235	527,218	527,775	526,980
Diluted	667,321	670,539	527,218	667,459	651,980
Total common shares outstanding (000's)	524,211	529,484	527,430	524,211	527,429

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	August 29, 2015	February 28, 2015
Assets
Current
Cash and cash equivalents	$1,447	$1,233
Short-term investments	1,573	1,658
Accounts receivable, net	330	503
Other receivables	66	97
Inventories	142	122
Income taxes receivable	16	169
Other current assets	179	375
Deferred income tax asset	5	10
	3,758	4,167
Long-term investments	277	316
Restricted cash	56	59
Property, plant and equipment, net	468	556
Goodwill	97	76
Intangible assets, net	1,166	1,375
	$5,822	$6,549
Liabilities
Current
Accounts payable	$195	$235
Accrued liabilities	389	658
Deferred revenue	366	470
	950	1,363
Long term debt	1,322	1,707
Deferred income tax liability	13	48
	2,285	3,118
Shareholders’ Equity
Capital stock and additional paid-in capital	2,446	2,444
Retained earnings	1,109	1,010
Accumulated other comprehensive loss	(18)	(23)
	3,537	3,431
	$5,822	$6,549

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)
Consolidated Statements of Cash Flow

	Six Months Ended
	August 29, 2015	August 30, 2014
Cash flows from operating activities
Net income (loss)	$119	$(184)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	327	362
Deferred income taxes	(29)	35
Stock-based compensation	28	22
Loss on disposal of property, plant and equipment	41	119
Debentures fair value adjustment	(385)	(120)
Other	17	10
Net changes in working capital items:
Accounts receivable, net	175	314
Other receivables	31	(10)
Inventories	(20)	131
Income taxes receivable, net	153	249
Other current assets	203	199
Accounts payable	(40)	(257)
Accrued liabilities	(265)	(311)
Deferred revenue	(111)	(145)
Net cash provided by operating activities	244	414
Cash flows from investing activities
Acquisition of long-term investments	(127)	(214)
Proceeds on sale or maturity of long-term investments	66	14
Acquisition of property, plant and equipment	(21)	(48)
Proceeds on sale of property, plant and equipment	—	348
Acquisition of intangible assets	(31)	(266)
Business acquisitions, net of cash acquired	(53)	(9)
Acquisition of short-term investments	(1,413)	(1,252)
Proceeds on sale or maturity of short-term investments	1,598	1,024
Effect of foreign exchange on investing activities	4	(4)
Net cash provided by (used in) investing activities	23	(407)
Cash flows from financing activities
Issuance of common shares	1	4
Common shares repurchased	(47)	—
Transfer from (to) restricted cash	3	(68)
Net cash used in financing activities	(43)	(64)
Effect of foreign exchange on cash and cash equivalents	(10)	1
Net increase (decrease) in cash and cash equivalents during the period	214	(56)
Cash and cash equivalents, beginning of period	1,233	1,579
Cash and cash equivalents, end of period	$1,447	$1,523

As at	August 29, 2015	May 30, 2015
Cash and cash equivalents	$1,447	$1,165
Short-term investments	1,573	1,799
Long-term investments	277	293
Restricted cash	56	59
	$3,353	$3,316

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16

Software and services	$54	$62	$57	$74	$247	$137	$73
Hardware	379	418	361	274	1,432	263	201
Service access fees	519	421	365	301	1,606	252	211
Other	14	15	10	11	50	6	5
Revenue	966	916	793	660	3,335	658	490
Cost of sales
Cost of sales	502	491	365	311	1,669	329	301
Inventory write-down	23	7	24	41	95	21	4
Supply commitment recovery	(10)	(7)	(6)	(10)	(33)	(2)	—
Total cost of sales	515	491	383	342	1,731	348	305
Gross margin	451	425	410	318	1,604	310	185
Operating expenses
Research and development	237	186	154	134	711	139	122
Selling, marketing and administration	400	195	171	172	938	174	191
Amortization	81	75	74	68	298	65	67
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)
Total operating expenses	431	623	549	424	2,027	221	152
Operating income (loss)	20	(198)	(139)	(106)	(423)	89	33
Investment income (loss), net	(26)	(20)	(21)	105	38	(16)	(12)
Income (loss) from continuing operations before income taxes	(6)	(218)	(160)	(1)	(385)	73	21
Provision for (recovery of) income taxes	(29)	(11)	(12)	(29)	(81)	5	(30)
Net income (loss)	$23	$(207)	$(148)	$28	$(304)	$68	$51
Earnings (loss) per share
Basic earnings (loss) per share	0.04	(0.39)	(0.28)	0.05	(0.58)	0.13	0.10
Diluted earnings (loss) per share	(0.37)	(0.39)	(0.28)	0.05	(0.58)	(0.10)	(0.24)
Weighted-average number of common shares outstanding (000's)
Basic	526,742	527,218	528,090	528,685	527,684	529,235	526,314
Diluted	658,228	527,218	528,090	543,556	527,684	670,539	667,321

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)
CORE program charges	226	33	5	58	322	9	6
RAP charges	—	—	—	—	—	52	79
Software deferred revenue acquired	—	—	—	—	—	—	1
Stock compensation expense	13	8	14	14	49	14	14
Acquired intangibles amortization	9	10	10	9	38	9	11
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$(39)	$218	$179	$16	$374	$(73)	$(117)

Non-GAAP Adjustments (Three Months Ended, After-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)
CORE program charges	204	29	4	57	294	9	6
RAP charges	—	—	—	—	—	52	79
Software deferred revenue acquired	—	—	—	—	—	—	1
Stock compensation expense	13	8	14	14	49	14	14
Acquired intangibles amortization	9	10	10	9	38	9	11
Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$(61)	$214	$178	$15	$346	$(73)	$(117)

Non-GAAP gross profit	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
GAAP Revenue	$966	$916	$793	$660	$3,335	$658	$490
Software deferred revenue acquired	—	—	—	—	—	—	1
Non-GAAP revenue	966	916	793	660	3,335	658	491
Total cost of sales	(515)	(491)	(383)	(342)	(1,731)	(348)	(305)
Non-GAAP adjustments to cost of sales	13	10	—	2	25	21	15
Non-GAAP gross profit	$464	$435	$410	$320	$1,629	$331	$201

Adjusted EBITDA	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
GAAP operating income (loss)	$20	$(198)	$(139)	$(106)	$(423)	$89	$33
Non-GAAP adjustments to operating income	(39)	218	179	131	489	(73)	(117)

Non-GAAP operating income (loss)	(19)	20	40	25	66	16	(84)
Amortization	191	171	170	162	694	164	163
Acquired intangibles amortization	(9)	(10)	(10)	(9)	(38)	(9)	(11)
Adjusted EBITDA	$163	$181	$200	$178	$722	$171	$68

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Income (Loss) and Non-GAAP Earnings (Loss) per Share	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
GAAP Net Income (Loss)	$23	$(207)	$(148)	$28	$(304)	$68	$51
Total Non-GAAP adjustments (three months ended, after-tax)	(61)	214	178	15	346	(73)	(117)
Non-GAAP Net Income (Loss)	$(38)	$7	$30	$43	$42	$(5)	$(66)

Non-GAAP Earnings (Loss) per Share	$(0.07)	$0.01	$0.06	$0.08	$0.08	$(0.01)	$(0.13)

Shares outstanding for Non-GAAP Loss per share reconciliation	526,742	537,959	540,400	543,556	542,123	529,235	526,314

Non-GAAP revenue, non-GAAP loss before income taxes, non-GAAP net loss, non-GAAP gross profit, adjusted EBITDA and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
Cost of sales	$12	$10	$—	$1	$23	$—	$—
Research and development	41	19	4	6	70	2	—
Selling, marketing and administration	173	4	1	51	229	7	6
Total CORE Charges	$226	$33	$5	$58	$322	$9	$6
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
Cost of sales	$—	$—	$—	$—	$—	$21	$14
Research and development	—	—	—	—	—	13	14
Selling, marketing and administration	—	—	—	—	—	18	51
Total RAP Charges	$—	$—	$—	$—	$—	$52	$79
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16
In cost of sales
Property, plant and equipment	$27	$16	$14	$16	$73	$16	$10
Intangible assets	83	80	82	78	323	83	86
Total in cost of sales	110	96	96	94	396	99	96

In operating expenses amortization
Property, plant and equipment	33	28	27	23	111	20	22
Intangible assets	48	47	47	45	187	45	45
Total in operating expenses amortization	81	75	74	68	298	65	67

Total amortization
Property, plant and equipment	60	44	41	39	184	36	32
Intangible assets	131	127	129	123	510	128	131
Total amortization	$191	$171	$170	$162	$694	$164	$163

The information above is supplied to provide meaningful supplemental information regarding the Company's operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 25, 2015	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer